Mail Stop 4-7

April 20, 2005

Via U.S. Mail and Fax: (806) 261-9709
Robert L. Macklin
Motient Corporation
General Counsel and Secretary
300 Knightsbridge Pkwy.
Lincolnshire, IL 60069

Re: 	Motient Corporation
Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 31,
2005
File No. 0-23044

Dear Mr. Macklin:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page F-6

Note 1.  Organization, page F-6
1. We note that in November 2004 you invested in 5.4 million additional Mobile Satellite Ventures LP (MSV) limited partnership units as well as a corresponding number of shares in MSV`s general partner. Please clearly explain to us the legal structure of MSV. In this regard we note that at inception MSV was an LLC and then it was converted to a limited partnership. Tell us who the limited and general partners are, their economic interests at each balance sheet period presented and corresponding rights and obligations including, but not limited to, whether the limited partners can remove the general partner. Tell us how your investment in MSV`s general partner affects your interest in MSV and provide us with any other relevant facts supporting the partners influence in the operating activities of MSV.

2. In order to help us better understand your relationship with Mobile Satellite Ventures LP and subsidiaries, please provide us with a chronological history of your investment in tabular format, including the following pertinent information at each milestone event:
* your equity interest in MSV;
* the number of limited partnership units you owned in MSV;
* the number of shares you owned in MSV`s general partner; and
* the accounting literature you relied upon to account for your investment in MSV using the equity method.
In your response, please provide any additional, relevant information that you believe is necessary to obtain a full understanding of your involvement with MSV and its equity partners.

3. Your disclosure on page F-10 indicates that the fair value of your equity investment in MSV, after considering the investment in November 2004, was determined by the carrying amount of your investment in MSV, adjusted for the change in ownership upon conversion of the notes. Please tell us how you accounted for the additional investment in November 2004 and your basis for that conclusion.

4. We note that as of December 31, 2004, you employ the equity method
of accounting for your investment in MSV. Please tell us how you considered the 2005 investments in TSV, Inc., TSV II, Inc., Spectrum
Space Equity Investors IV, Inc. and Columbia Space Partners, Inc.,
in
determining the method of accounting of your investment in MSV going
forward.   Tell us whether you intend to consolidate the results
of
MSV, and your basis for that conclusion.


      *	*	*	*

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christine Bashaw, Staff Accountant, at (202) 824-5422, or Ivette Leon, Assistant Chief Accountant, at (202) 942-
1982 if you have questions regarding these comments. Please contact
Derek Swanson, Staff Attorney, at (202) 824-5526, or me at (202)
942-
1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Motient Corporation
April 20, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549